SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                     ______________________

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                      (Amendment No. 1)*

                    Monro Muffler Brake, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 Par Value
                 (Title of Class of Securities)

                          610236 10 1
                         (CUSIP Number)

                         Donald Glickman
         535 Madison Avenue, New York, New York  10022
                          212-319-0324

         (Name, address and telephone number of person authorized to receive notices and communications)

                          August 5, 1996
    (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

     Check the following box if a fee is being paid with the statement[]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         PAGE 1 OF 6 PAGES

13D
CUSIP No. 610236 10 1
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                         Donald Glickman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                         PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                         United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                    540,380
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                         -0-
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                     540,380
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                          -0-
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                        540,380
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                        7.29%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                        IN
_____________________________________________________________________________
     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

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


     The Schedule 13D, initially filed on August 7, 1995, of Donald Glickman, relating to the common stock, $0.01 par value per share, issued by Monro Muffler Brake Inc., is hereby amended and restated in its entirety by this Amendment No. 1 to the Schedule 13D as follows:

ITEM 1. SECURITY AND ISSUER.

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), issued by Monro Muffler Brake, Inc. (the "Company"), a New York corporation. The Company's principal executive offices are located at 2340 Brighton-Henrietta Town Line Road, Rochester, New York 14623.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)  This statement is filed by Donald Glickman.

     (b)  Mr. Glickman's address is 535 Madison Avenue,
New York, New York 10022.

     (c)  Mr. Glickman is a partner of J.F. Lehman &
Company, an investment banking firm located at 535 Madison
Avenue, New York, New York 10022. Mr. Glickman is also a director of the Company.

     (d) Mr. Glickman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Glickman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Mr. Glickman is a citizen of the United States.

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

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The acquisition of beneficial ownership of the 25,572 shares reported herein was made pursuant to a five percent stock dividend which was paid by the Company on August 5, 1996. The acquisition of beneficial ownership of 5,250 shares was made pursuant to a grant by the Company of options to purchase shares of Common Stock of the Company pursuant to the Company's Non-Employee Directors' Stock Option Plan (including a dividend of Common
Stock which was paid on August 7, 1995). The remainder of the shares of Common Stock of the Company of which Mr. Glickman is deemed to be the beneficial owner were acquired by Mr. Glickman for an aggregate purchase price of approximately $75,000
(adjusted for stock splits and dispositions), which came from Mr. Glickman's personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

     The purpose of Mr. Glickman's acquisition of the shares of Common Stock is for investment. Mr. Glickman may make further purchases of shares of Common Stock from time to time and may dispose of any or all of such shares at any time. Mr. Glickman is not currently involved in, and has no present intention to become involved in the formulation of, any plan or proposal which relates to, or could result in, any of the matters referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D. Mr. Glickman may, at any time and from time to time, review or reconsider his position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, Mr. Glickman is deemed to be the beneficial owner of 540,380 shares of Common Stock constituting 7.29% of the Common Stock outstanding (based upon 7,411,375 shares outstanding, based on the aggregate of the number of shares outstanding as reflected in the Company's Proxy Statement, dated July 5, 1996, and a five percent stock dividend paid on August 5, 1996.


     (b) Mr. Glickman has the sole power to vote all of the 540,380 shares of which he has beneficial ownership. Mr.
Glickman has the sole power to dispose of 540,380 shares.  Mr.
Glickman's right, granted pursuant to an Irrevocable Proxy dated
December 22, 1993, to vote the 265,461 shares of which his former wife Gretchen Glickman is the record owner expired on December 15, 1995.


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

     (c) As a result of the five percent dividend of Common Stock of the Company paid by the Company on August 5, 1996, Mr. Glickman received 25,572 shares of Common Stock of the Company. On July 25, 1996, Mr. Glickman gifted 1,600 shares of Common Stock of the Company, and on July 31, 1996 gifted 300 shares of Common Stock of the Company.

     (d) No person other than the respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock.

     (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO
          SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons names in
Item 2 hereof or between such persons and any other person with respect to any securities of the Company or the persons named in
Item 2 hereof and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.

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




                            SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  August 14, 1996                /s/ Donald Glickman
                                       Donald Glickman

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